N E W S   R E L E A S E

TALISMAN ANNOUNCES NEW EXPLORATION DISCOVERY

IN THE ROSS FIELD AREA OF THE NORTH SEA

CALGARY, Alberta – November 2, 2005 – Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has made a new oil discovery in the UK Inner Moray Firth adjacent to the Ross and Blake Fields.  The discovery was made in Block 13/23b where Talisman has a 100% equity interest.

“This discovery comes in the wake of a number of successful North Sea development wells and supports our view that there is significant remaining oil potential in the North Sea, especially given Talisman’s size and skill set,” said Dr. Jim Buckee, President and Chief Executive Officer.  “As well, Talisman’s proposed acquisition of Paladin would strengthen our position as a leading independent operator in the UK and Norway, providing numerous exploration and development opportunities.”

The 13/23b-5 well successfully tested an exploration prospect some 15 kilometres northeast of the Talisman operated Ross Field (Talisman 69% working interest) and 10 kilometres northwest of the Blake Field where Talisman holds a 54% working interest. The well discovered oil bearing sandstones of Lower Cretaceous age.

This well was appraised by a sidetrack to the southwest (13/23b-5z) where thicker oil bearing sands were encountered.  The sidetrack was tested and flowed at a rate of 6,700 barrels per day of 35 degree API oil.

A second sidetrack, 13/23b-y, was drilled to the west and proved the extent of this thicker sand sequence over the structure. Further studies are required before volumes are finalised but initial estimates indicate that the discovery could contain some 20 to 50 million barrels of oil-in-place. The discovery will now be evaluated further using re-processed 3D seismic data with a view to confirming its commerciality and determining the optimal development plan.

"This drilling success is very encouraging and demonstrates the value of focused exploration activity nearby to existing fields and infrastructure.  The news also comes shortly after the announcement of Talisman's plans to take on Paladin's portfolio - another signal of increasing commitment to North Sea investment," said Energy Minister Malcolm Wicks.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and Tobago and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman follows the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

23-05

Forward-looking Statements

This news release contains statements concerning estimated volumes and timing of future production, business plans for exploration, development and drilling, or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute "forward-looking statements" within the meaning of applicable securities legislation.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing;

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uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

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risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

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general economic conditions;

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the effect of acts of, or actions against international terrorism; and

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

Although Talisman expects the discovery discussed in this news release to be commercial, this will not be known until additional technical work is done. Upon completion of this work Talisman will evaluate various tie back and production options.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2005", under the heading “Risk Factors” in the Company’s 2004 Annual Information Form as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Readers

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.